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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------
                                   Schedule TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934
                                (Amendment No. )

                           The India Growth Fund Inc.
                       (Name of Subject Company (issuer))

                           The India Growth Fund Inc.
                 (Names of Filing Persons (offeror and issuer))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    454090101
                      (CUSIP Number of Class of Securities)

                                  Paul Schubert
                           The India Growth Fund Inc.
                   c/o Mitchell Hutchins Asset Management Inc.
                               Newport Center III
                              489 Washington Blvd.
                                   14th floor
                       Jersey City, New Jersey 07310-1998

                 (Name, address, and telephone number of person
                        authorized to receive notices and
                       communications on behalf of filing
                                    persons)

                                 with a copy to:
                            Laurence E. Cranch, Esq.
                       Clifford Chance Rogers & Wells LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 878-8000

                            Calculation of Filing Fee

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            Transaction Valuation                       Amount of Filing Fee
--------------------------------------------------------------------------------
               Not Applicable                              Not Applicable
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|_|      Check  the box if any part of the fee is  offset  as  provided  by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:  Not Applicable
         Form or Registration No:  Not Applicable
         Filing Party:  Not Applicable
         Date Filed:  Not Applicable
|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
|_|      third-party tender offer subject to Rule 14d-1.
|X|      issuer tender offer subject to Rule 13e-4.
|_|      going-private transactions subject to Rule 13-e-3.
|_|      amendment to Schedule 13D under rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|
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


Items 1 - 11.

Not applicable.

Items 12.  Materials to be Filed as Exhibits.

Text of Press Release issued by The India Growth Fund Inc. on November 10, 2000.

PRESS RELEASE

                           THE INDIA GROWTH FUND INC.
               ANNOUNCES RESULTS OF ANNUAL MEETING OF STOCKHOLDERS
                            AND TENDER OFFER PROGRAM

         NEW YORK, November 10, 2000 - The India Growth Fund Inc. (the "Fund") today announced that in consideration for agreeing to conduct a tender offer for 40% of the Fund's common stock at a price equal to the Fund's net asset value per shares (the "Tender Offer"), the Brookdale Group Ltd. agreed to withdraw the stockholder proposals nominating John Chapman, Paul Douglas and Howard Golden to the Board of Directors, and recommending Board action to reduce the discount to net asset value at which the Fund's shares have been trading. The Board determined to commence the Tender Offer as soon as practicable after payment of a dividend which will represent the Fund's required distribution to satisfy requirements under the Internal Revenue Code.

         Following the withdrawal of Brookdale's nominees, the Fund announced that at the reconvened Annual Meeting of Stockholders held today, the Stockholders of the Fund elected Ishaat Hussain and Christopher Reeves as Class II Directors of the Fund and ratified the selection of PricewaterhouseCoopers LLP as independent accountants of the Fund for the fiscal year ended June 30, 2001.

         The Tender Offer will be made and stockholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The offering documents will contain such information as is prescribed by such laws and the rules and regulations promulgated thereunder.

         The Tender Offer is being conducted in lieu of the previously announced share repurchase and tender offer program, approved by the Board on August 21, 2000 and September 6, 2000.

         The Fund is a closed-end management investment company that seeks long-term capital appreciation through investment primarily in equity securities of Indian companies. The Fund is traded on the New York Stock Exchange under the trading symbol "IGF". The Fund's investment adviser is Unit Trust of India Investment Advisory Services Limited.

         This announcement is not an offer to purchase or solicitation of an offer to sell shares of the Fund. The offer is made only by the Offer for Cash and the related Letter of Transmittal. Holders of Fund shares should read these documents when they are available because they contain important information. These and other filed documents will be available to investors for free both at the website of the Securities and Exchange Commission and from the Fund. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction's laws.

Contact: Joanne Kilkeary, Mitchell Hutchins Asset Management Inc. (201-318-4141)
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Item 13.  Information Required by Schedule 13E-3.

          Not applicable.